UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

SEC FILE NUMBER: 0-21815 CUSIP NUMBER: 320795107

(Check One): [   ] Form 10-K  [  ] Form 20-F  [  ] Form 11-K  [  X ] Form 10-Q  [  ] Form 10-D  [  ]Form N-SAR  [  ] Form N-CSR

For Period Ended:  March 31, 2014

[ ] Transition Report on Form 10-K	[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F	[ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

For the Transition Period Ended:  __________________________

           Read Instruction (on back page) Before Preparing Form.  Please Print or Type.

           Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

           If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:  __________________________

PART I - REGISTRANT INFORMATION

Full name of Registrant  First Mariner Bancorp
Former Name if Applicable ______________________________________________
Address of Principal Executive Office (Street and Number)  1501 South Clinton Street
City, State and Zip Code  Baltimore, Maryland  21224

PART II - RULE 12b-25 (b) AND (c)

           If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate).

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[ ] (b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why the Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
(Attach extra sheets if needed.)

First Mariner Bancorp (the "Company") has determined that it is impracticable to file its Quarterly Report on Form 10-Q for the quarter ended March 31, 2014 (the "Form 10-Q") by the May 15, 2015 due date or within the fifteen calendar day extension permitted by the rules of the U.S. Securities and Exchange Commission (the "SEC").

On February 7, 2014, the Company, First Mariner Bank, a Maryland trust company and wholly owned subsidiary of the Company (the "Bank"), on the one hand, and RKJS Bank, a newly formed Maryland corporation (the "Purchaser") entered into a Merger and Acquisition Agreement, which agreement was amended and restated effective April 21, 2014 (the "M&A Agreement"). Pursuant to the terms and subject to the conditions set forth in the M&A Agreement, the Purchaser has agreed to purchase all of the issued and outstanding shares of common stock (the "Acquired Stock") of the Bank, as well as certain other assets held in the name of the Company but used in the business of the Bank.  In connection with the entry into the M&A Agreement, the Company filed a voluntary petition under Chapter 11 of the United States Bankruptcy Code ("Chapter 11 Proceeding") in the United States Bankruptcy Court for the District of Maryland (the "Bankruptcy Court") on February 10, 2014.  Pursuant to the terms of the M&A Agreement, the Company sought Bankruptcy Court approval to consummate the acquisition of the Bank by the Purchaser.

Consummation of the sale of the Acquired Assets is subject to customary closing conditions, including, among other things: (i) the representations and warranties of the parties to the M&A Agreement being true and correct as of the closing; (ii) the Bankruptcy Court entering a final sale order relating to the Acquired Assets; and (iii) RKJS obtaining the requisite regulatory approvals for the purchase of the Acquired Stock.

On April 21, 2014, the Bankruptcy Court entered an order approving the sale of the Acquired Assets pursuant to the M&A Agreement.  The Purchaser is currently in the process of obtaining regulatory approval for the sale of the Acquired Assets.

The Company continues to operate its business, as "debtor-in-possession" under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the Bankruptcy Code and orders of the Bankruptcy Court. The Company’s current activities consist of administering its estate and disposing of its assets. The Company’s available cash is limited, and, during the Chapter 11 Proceeding, such cash is needed to pay advisors’ fees and other expenses associated with selling assets, reconciling claims, and winding down the Company’s affairs. The Chapter 11 Proceeding created obligations to file monthly operating reports with the Bankruptcy Court and the Company has used its limited financial and human resources to complete such filings. The Company currently does not have, and does not expect to have in the future, the capacity to prepare consolidated financial statements for the fiscal quarter ended March 31, 2014 that are capable of being reviewed by an independent registered public accounting firm or certified by the Company's executive officers.

As a result, the Company will not be in a position to file its Quarterly Report on Form 10-Q for the first fiscal quarter of 2014 by the fifth calendar day following the required filing date, as prescribed in Rule 12b-25 and further cannot make any assurances as to when it will complete and file the Quarterly Report on Form 10-Q. The Company has not had the resources, and does not expect to have the resources, to file its Quarterly Report on Form 10-Q for the first fiscal quarter of 2014.

PART IV — OTHER INFORMATION

           (1)           Name and telephone number of person to contact in regard to this notification

                                      Paul Susie                                                                  443-955-7027
                                         (Name)                                                                (Telephone Number)

           (2)           Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).  [ X ] Yes     [   ] No

           (3)           Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?  [  X ] Yes     [   ] No

           If so:  attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

           The Company anticipates, based on the information currently available to it, that results of operations for the fiscal quarter ended March 31, 2014 will be significantly different from those for the fiscal quarter ended March 31, 2013, due to significant financial deterioration in the business over the past year and in particular, its bankruptcy proceedings described above. Given the Company’s limited financial and human resources, the Company cannot at this time estimate what significant changes would be reflected in its results of operations for such period compared to prior periods. The Company notes that its results of operations for the first fiscal quarter of 2013 were prepared on the basis of the assumption that the Company and its consolidated subsidiary would continue to operate as a going concern, which was not the case as of March 31, 2014.

FIRST MARINER BANCORP
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 15, 2014	By:	/s/ Paul Susie
Paul Susie
Chief Financial Officer
Principal Accounting Officer

INSTRUCTIONS: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.